                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 6)

                                    SYS
-------------------------------------------------------------------------------
                             (Name of Issuer)

                           No Par Common Stock

-------------------------------------------------------------------------------
                      (Title of Class of Securities)

                               871880 10 0
-------------------------------------------------------------------------------
                             (CUSIP Number)


                         Peter R. Pancione, Esq.
                     Gipson Hoffman & Pancione, P.C.
       1901 Avenue of the Stars, Suite 1100, Los Angeles, CA 90067
                             (310) 556-4660

-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 14, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.



                      (Continued on following pages)


                            Page 1 of 11 Pages

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                       Page 2 of 11 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert D. Mowry
         SSN: ###-##-####
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /x/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U. S.
-------------------------------------------------------------------------------
            NUMBER OF                    7   SOLE VOTING POWER
             SHARES                          658,504
          BENEFICIALLY                   --------------------------------------
            OWNED BY                     8   SHARED VOTING POWER
              EACH                           978,504
           REPORTING                     --------------------------------------
             PERSON                      9   SOLE DISPOSITIVE POWER
              WITH                           658,504
                                         --------------------------------------
                                         10  SHARED DISPOSITIVE POWER
                                             855,426
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,208,293 (See response to Item 5)
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
        IN

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                       Page 3 of 11 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles H. Werner
         SSN: ###-##-####
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /x/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF; OO
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U. S.
-------------------------------------------------------------------------------
            NUMBER OF                    7   SOLE VOTING POWER
             SHARES                          229,789
          BENEFICIALLY                   --------------------------------------
            OWNED BY                     8   SHARED VOTING POWER
              EACH                           0
           REPORTING                     --------------------------------------
             PERSON                      9   SOLE DISPOSITIVE POWER
              WITH                           229,789
                                         --------------------------------------
                                         10  SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,208,293 (See response to Item 5)
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                       Page 4 of 11 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BIG CANYON INVESTMENTS, INC., a California corporation
         TIN: 33-067 5511
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /x/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, AF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        California
-------------------------------------------------------------------------------
            NUMBER OF                    7   SOLE VOTING POWER
             SHARES                          469,457
          BENEFICIALLY                   --------------------------------------
            OWNED BY                     8   SHARED VOTING POWER
              EACH                           0
           REPORTING                     --------------------------------------
             PERSON                      9   SOLE DISPOSITIVE POWER
              WITH                           469,457
                                         --------------------------------------
                                         10  SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,208,293 (See response to Item 5)
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
        CO

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                       Page 5 of 11 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AMERICAN TECHNOLOGY INVESTMENTS, INC., a California corporation
         TIN: 95-4624815
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /x/
                                                                       (b)  / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC, AF
-------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    or 2(e)                                                                 / /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

        California
-------------------------------------------------------------------------------
            NUMBER OF                    7   SOLE VOTING POWER
             SHARES                          196,922
          BENEFICIALLY                   --------------------------------------
            OWNED BY                     8   SHARED VOTING POWER
              EACH                           0
           REPORTING                     --------------------------------------
             PERSON                      9   SOLE DISPOSITIVE POWER
              WITH                           196,922
                                         --------------------------------------
                                         10  SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,208,293 (See response to Item 5)
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40.0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
        CO

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                       Page 6 of 11 Pages

-------------------------------------------------------------------------------
ITEM 1.   SECURITY AND ISSUER

          The title and class of this statement relates to SYS's no par value common stock (the "Common Stock"). SYS's principal executive offices are located at 6363 Greenwich Drive, Suite 200, San Diego, California 92122.

          The last known filing pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 is SYS's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997. Based on such Report, the undersigned believe there are 3,021,822 outstanding shares of Common Stock. The securities are not presently traded on any national securities exchange.

ITEM 2. IDENTITY AND BACKGROUND

    1)  a) Name: Big Canyon Investments, Inc., a California corporation
        b) Business address: 1280 Bison Avenue, B9-614, Newport Beach, California 92660
        c) Principal business: investments and management of investments
        d) Criminal proceedings: none
        e) Civil proceedings: none
        f) Citizenship: a California corporation

    2)  a) Name: Robert D. Mowry
        b) Business address: 19 Cherry Hills Lane, Newport Beach,
             California 92660
        c) Principal occupation: President of Big Canyon Investments, Inc. and American Technology Investments, Inc.,
                    (see 1) above and 4) below for address and description); Mr. Mowry was elected a director of SYS on March 19, 1997 and is also is the President of North American Timeshare, Inc., dba United Computer Systems, which sells computer hardware and software, and provides maintenance on the software. North American Timeshare, Inc. has a business address at 8726 South Sepulveda Boulevard, Suite C171, Los Angeles, California 90045
        d) Criminal proceedings: none
        e) Civil proceedings: none
        f) Citizenship: US

    3)  a) Name: Charles Werner
        b) Business address: Post Office Box 1966, Rancho Santa Fe, California 92607
        c) Principal occupation: Consultant, Director of SYS
        d) Criminal proceedings: none
        e) Civil proceedings: none
        f) Citizenship: US

    4)  a) Name: American Technology Investments, Inc., a California corporation
        b) Business address: 1280 Bison Avenue, B9-614, Newport Beach, California 92660
        c) Principal business: investments and management of investments
        d) Criminal proceedings: none
        e) Civil proceedings: none
        f) Citizenship: a California corporation

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                       Page 7 of 11 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     1) Big Canyon Investments, Inc. directly borrowed, through an unsecured note, $20,000 in funds from its sole shareholder, Robert D. Mowry to make the purchase of 188,800 shares of Common Stock on May 22, 1996. (Mr. Mowry's personal funds were used to fund the loan). Big Canyon Investments, Inc. borrowed, through an unsecured loan from an unaffiliated third party, $15,885 for the purchase of the 150,000 shares on July 26, 1996. Big Canyon Investments, Inc. used its operating capital to purchase the 200 shares of Common Stock for $21.20, and 130,457 shares of Common Stock for $39,137.10 on November 25, 1996.

     2) Mr. Mowry used his personal funds to purchase of 17,000 shares of Common Stock on or about April 1991. Mr. Mowry used $50,530 of his personal funds to purchase 85,888 shares of Common Stock on March 19, 1997 and 15,171 shares of Common Stock on March 21, 1997. Mr. Mowry used personal funds to purchase the 70,988 shares of Common Stock on May 14, 1997.

     3) Mr. Werner used personal funds of $7,350 to acquire 19,600 shares of Common Stock on December 29, 1989, funds of $29,972 from a pension plan of which he is the beneficiary to acquire 79,925 shares of Common Stock on September 15, 1989, and funds of $25,896 from the same pension plan to acquire 99,600 shares of stock on April 2, 1991. Mr. Werner used personal funds of $5,322 to purchase 8,446 shares of Common Stock on March 19, 1997 and 1,083 shares of Common Stock on March 20, 1997. Mr. Werner used funds from his Individual Retirement Account to purchase 5,000 shares of Common Stock on May 14, 1997 and 8,135 shares of Common Stock on May 19, 1997 and personal funds to purchase 8,000 shares of Common Stock on May 15, 1997.

     4) American Technology Investments, Inc. used $40,000 of its working capital and directly borrowed through an unsecured note $200,000 in funds from its sole shareholder, Robert D. Mowry to make the purchase of 196,922 shares of Common Stock on April 15, 1997. (Mr. Mowry's personal funds were used to fund the loan.)

ITEM 4.   PURPOSE OF TRANSACTION

          Mr. Mowry, individually and through Big Canyon Investments, Inc. and American Technology Investments, Inc., has acquired the SYS shares of Common Stock, and plans to acquire additional shares, with the goal of changing the board of directors through a special shareholders' meeting, which Mr. Mowry and Big Canyon Investments, Inc. have requested and which is anticipated will be held during the last ten days of June, and gaining control over the management and policies of SYS. Mr. Mowry intends, through control of SYS shares of Common Stock, to influence and develop SYS's future direction and growth in the hi-tech governmental and non-defense related markets. Mr. Werner initially obtained his shares of Common Stock for investment, and will join Mr. Mowry in changing the board of directors and gaining control over the management and policies of SYS. Mr. Werner, with Mr. Mowry, intends to influence and develop SYS's future direction and growth in the high-tech governmental and non-defense related markets.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     1) a) Big Canyon Investments, Inc. holds 469,457 shares of Common Stock, which represents 15.5% of the believed 3,021,822 outstanding shares of Common Stock of SYS.

          Mr. Mowry, Big Canyon Investments, Inc., American Technology Investments, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock, which represents approximately 40.0% of the believed 3,021,822 outstanding shares of Common Stock.

          b) Big Canyon Investments, Inc. has the sole voting power and disposition power of the 469,457 shares of Common Stock it holds.

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                       Page 8 of 11 Pages

          c) On May 22, 1996, Big Canyon Investments, Inc. purchased 188,800 shares of Common Stock from Citicorp Venture Capital Ltd., with payment to their agent Sycamore Management Corporation, for $20,000 (or approximately
10.6 cents per share) in a private purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in New York, the seller's agent in New Jersey, and the buyer in California.

          On July 26, 1996, Big Canyon Investments, Inc. purchased an additional 150,000 shares of Common Stock from Camp, Dresser and McKee for $15,885 (or approximately 10.6 cents per share) in a prive purchase transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the seller in Cambridge, Massachusetts and the buyer in California.

          On October 16, 1996, Big Canyon Investments, Inc. purchased an additional 200 shares of Common Stock from the State of Kansas for $21.20 (approximately 10.6 cents per share) in a private transaction. The transaction was effected by telephone and facsimile, and the exchange of documents and payment was by overnight delivery between the Seller in Kansas and the Buyer in California.

          On November 25, 1996, Big Canyon Investments, Inc. purchased an additional 130,457 shares of Common Stock from the State of California for $39,137.10 (approximately 30 cents per share) in a private transaction. The transaction was effected in a brokerage transaction through the Seller's broker, Prudential Securities, to whom a commission of $1,956.86 was paid by Big Canyon Investments, Inc.

    In May 1997, Big Canyon Investments, Inc. requested that the 469,457 shares of Common Stock it holds be transferred to Robert D. Mowry.

          d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

          e) Not applicable.

    2) a) Mr. Mowry holds 189,047 shares of Common Stock which represent approximately 6.3% of the believed 3,021,822 outstanding shares of Common Stock.

          Mr. Mowry, Big Canyon Investments, Inc., American Technology Investments, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock which represents 40.0% of the believed 3,021,822 outstanding shares of Common Stock.

          b) Mr. Mowry has the shared power to vote and dispose of the 469,457 shares of Common Stock representing 15.5% of the believed 3,021,822 outstanding shares of Common Stock of SYS held by Big Canyon Investments, Inc.

          Mr. Mowry has the shared power to vote and dispose of the 196,922 Shares of the Common Stock representing 6.5% of the believed 3,021,822 shares of Common Stock of SYS held by American Technology Investments, Inc.

          Mr. Mowry has an irrevocable proxy (subject to certain conditions) to vote 123,078 shares of Common Stock which represents approximately 4.1% of the believed 3,021,822 outstanding Common Stock of SYS.

          Mr. Mowry has sole voting and disposition power over the 189,047 shares of Common Stock he holds.

          c) On May 14, 1997, Mr. Mowry purchased 70,988 shares of Common Stock for $.50 per share in a private transaction which was effected by telephone and personal meetings; the exchange of documents and payments was by personal delivery.

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                       Page 9 of 11 Pages

          On March 19, 1997 and March 21, 1997, Mr. Mowry purchased 101,059 shares of Common Stock in four private transactions. The transactions were effected by telephone, facsimile, and personal meetings, and the exchange of documents and payment was by personal delivery. Although Mr. Mowry has paid for the shares of Common Stock, the share certificate representing 4,138 shares of Common Stock has been lost by the seller and the transfer of the shares of Common Stock will occur when the procedures for replacing lost certificates has been completed.

          Mr. Mowry has owned 17,000 of his shares of Common Stock for over sixty days.

          d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above securities, except as indicated above.

          e) Not applicable.

    3) a) Mr. Werner holds 229,789 shares of Common Stock which represents 7.6% of the believed 3,021,822 outstanding shares of SYS Common Stock.

          Mr. Mowry, Big Canyon Investments, Inc., American Technology Investments, Inc. and Mr. Werner hold 1,208,293 shares of Common Stock, which represents 40.0% of the believed 2,935,686 outstanding shares of Common Stock.

          b) Mr. Werner has sole voting and disposition power of the 229,789 SYS shares of Common Stock he holds.

          c) Mr. Werner has owned 199,125 of his shares of Common Stock for more than 60 days. On March 19, 1997, Mr. Werner purchased an additional 8,446 shares of Common Stock in two private transactions. On March 20, 1997, Mr. Werner purchased 1,053 shares of Common Stock in a private transaction. The transactions were effected by telephone, facsimile and overnight mail and payment was made by personal delivery and overnight mail. Although Mr. Werner paid for the shares of Common Stock, the share certificate representing 5,570 shares of Common Stock has been lost by the seller and the transfer of the shares of Common Stock will occur when the procedures for replacing lost certificates has been completed.

          On May 14, 1997, Mr. Werner purchased 5,000 shares of Common Stock through his individual Retirement Account in an open market transaction for $.65 per share of Common Stock (including commissions). On May 15, 1997, Mr. Werner purchased 8,000 shares of Common Stock in an open market transaction for $.57 per share of Common Stock (including commissions). On May 19, 1997. Mr. Werner purchased 8,135 shares for $.50 per share of Common Stock through his Individual Retirement Account in a private transaction that was effected by telephone and personal meetings. Payment was made by personal delivery.

          d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

          e) Not applicable.

    4) a) American Technology Invesments, Inc. holds 196,922 shares of Common Stock which represent approximately 6.5% of the believed 3,021,822 outstanding Common Stock. In addition, American Technology Investments, Inc. has an option to purchase an additional 123,078 shares of Common Stock which represent approximately 4.1% of the believed 3,021,822 outstanding shares of Common Stock.

          b) American Technology Investments, Inc. has the sole voting power and disposition power of the 196,922 shares of SYS Common Stock it holds.

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                      Page 10 of 11 Pages

          c) On April 15, 1997 American Technology Investments, Inc. acquired 186,922 shares of Common Stock from the Carroll Living Trust and 10,000 shares of Common Stock from Robert E. Carroll for $240,000 (approximately $1.22 per share). The transaction was effected by telephone, facsimile and E-mail and the exchange of documents was effected by personal delivery between the buyer and sellers. In addition, American Technology Investments, Inc. received an option from the Carroll Living Trust to purchase an additional 123,078 shares of Common Stock, exercisable for 41,026 shares of Common Stock on each of April 15, 1998, 1999 and 2000 at an exercise price of $1.21875 per share. The obligations of American Technology Investments, Inc. under the Stock Purchase and Option Agreement are guaranteed by Mr. Mowry. In addition, Mr. Mowry received an irrevacable proxy to vote 320,000 shares of Common Stock. The proxy of 196,922 shares of Common Stock terminated when the share certificate representing 196,922 shares of Common Stock purchased by American Technology Investments, Inc. as described herein was issued in its name.

          d) No other person is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds in the sale of, the above securities.

          e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Mowry has complete discretion and control over all of the securities held by Big Canyon Investments, Inc. and American Technology, Investments, Inc. In addition, Mr. Mowry has a proxy to vote 123,078 shares of Common Stock. Mr. Werner has Mr. Mowry have an informal understanding to vote their shares of Common Stock in a manner which will achieve the purposes set forth in Item 4 above.

                                SCHEDULE 13D

CUSIP No.  871880 10 0                                      Page 11 of 11 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Agreement to File Single Statements


SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of all the parties identified in Item 2 above.

    Dated:  May 23, 1997               Big Canyon Investments, Inc.,
                                        a California corporation


                                       By:    /s/ Robert D. Mowry
                                             -----------------------------------
                                             Robert D. Mowry
                                       Its:  President



                                             /s/ Robert D. Mowry
                                            -----------------------------------
                                            Robert D. Mowry



                                             /s/ Charles H. Werner
                                            -----------------------------------
                                            Charles H. Werner


                                       American Technology Investments, Inc.,
                                        a California corporation



                                       By:    /s/ Robert D. Mowry
                                             -----------------------------------
                                             Robert D. Mowry
                                       Its:  President

                                  EXHIBIT A


                     AGREEMENT TO FILE SINGLE STATEMENT

    This agreement is entered into the 23rd day of May, 1997, by and between Charles H. Werner, Robert D. Mowry, American Technology Investments, Inc., a California corporation and Big Canyon Investments, Inc., a California corporation.


                                  RECITALS

    A. The parties are aligned in interest regarding the ownership and control of SYS no par value common shares: and

    B. The parties desire that a single Schedule 13D be filed on each of their behalf.


    NOW, THEREFORE, the parties agree that a single Schedule 13D shall be filed on behalf of each of them by Mr. Mowry, and that all filing costs be payable by Big Canyon Investments, Inc.

    IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement to file Single Statement as of the day and year first written above.

                                       BIG CANYON INVESTMENTS, INC.
                                        a California corporation


                                       By:   /s/ Robert D. Mowry
                                            -----------------------------------
                                            Robert D. Mowry



                                             /s/ Robert D. Mowry
                                            -----------------------------------
                                            Robert D. Mowry



                                             /s/ Charles H. Werner
                                            -----------------------------------
                                            Charles H. Werner


                                       AMERICAN TECHNOLOGY INVESTMENTS, INC.,
                                        a California corporation



                                       By:   /s/ Robert D. Mowry
                                            -----------------------------------
                                            Robert D. Mowry


                                      A-1